# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DMC Global Inc., CIK 0000034067
CUSIP: 23291C103
Title of class of securities: Common Stock, par value $0.05
Address of issuer's principal executive offices: 11800 RIDGE PARKWAY, SUITE 300, BROOMFIELD, Colorado (CO), 80021
Date of event which requires filing of this statement: 02/06/2025
Amends the filing with accession number 0000921895-24-001414
Filed by CIK 0000914712
Persons authorized to receive notices and communications: Warren G. Lichtenstein, Steel Partners Holdings L.P., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- STEEL PARTNERS HOLDINGS L.P. (CIK 0001452857): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- Steel Partners Holdings GP Inc. (CIK 0001537666): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- SPH Group LLC (CIK 0001522067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- SPH Group Holdings LLC (CIK 0001522066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- Steel Excel Inc. (CIK 0000709804): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- Steel Connect LLC (CIK 0000914712): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)
- STEEL CONNECT SUB LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,973,039; sole dispositive power 0; shared dispositive power 1,973,039; aggregate amount beneficially owned 1,973,039 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.05
Name of issuer: DMC Global Inc.
Address of issuer's principal executive offices: 11800 RIDGE PARKWAY, SUITE 300, BROOMFIELD, Colorado (CO), 80021

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 6, 2025, despite not having received requested and customary financial information and access to management, Steel Connect delivered to the Issuer a revised, non-binding proposal (the "Revised Proposal") to acquire all the outstanding Shares of the Issuer that the Reporting Persons do not already own at a price equal to $10.18 per Share in cash. The full text of the Revised Proposal is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Revised Proposal, dated February 6, 2025

## Signatures
- STEEL PARTNERS HOLDINGS L.P.: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its General Partner (02/07/2025)
- Steel Partners Holdings GP Inc.: /s/ Maria Reda, Maria Reda, Secretary (02/07/2025)
- SPH Group LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Managing Member (02/07/2025)
- SPH Group Holdings LLC: /s/ Maria Reda, Maria Reda, Secretary of Steel Partners Holdings GP Inc., its Manager (02/07/2025)
- Steel Excel Inc.: /s/ Maria Reda, Maria Reda, Secretary (02/07/2025)
- Steel Connect LLC: /s/ Maria Reda, Maria Reda, Secretary (02/07/2025)
- STEEL CONNECT SUB LLC: /s/ Maria Reda, Maria Reda, Secretary (02/07/2025)